THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

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As announced on 9 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirement, upon the completion of the merger it is anticipated that the company's securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX.  Please refer to the announcement released on 9 April 2018 which gives further details on the acquisition of Playup Limited by Mission NewEnergy Ltd.

Transaction update
The transaction announced on 9 April 2018 included a condition precedent whereby Playup was required to complete the issuance of over US$25 million in Playups Initial Coin Offering (ICO) by 30 July 2018. Mission and Playup have agreed to extend this date to 30 August 2018. Playup have indicated that the conclusion of the ICO offering has been delayed beyond this date. Mission is in discussions with Playup to determine an alternative condition precedent. If Playup does not meet the existing condition precedent or an alternative agreement cannot be obtained, the current transaction shall terminate. In this instance Playup is obliged to pay to Mission a $250,000 fee.

Announcement
PlayUp has made public the following announcement of a material development:

PlayUp Acquires 123gaming Limited

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Builds on a strong year of acquisition for PlayUp Limited
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123gaming shareholders to receive PlayChip Utility Tokens
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Establishes strong US foothold for PlayUp

31 July 2018 - PlayUp Limited has announced it has signed an agreement to acquire 123gaming Limited. 123gaming was founded in New Zealand in 2006 and today is a multi-award winning gaming company based in the UK & USA. The business is licensed in numerous states in the USA including a license in Washington State.

123gaming operates 123bet.com a pari-mutuel horse race wagering platform and 123gaming’s propriety product ‘123racing Fantasy Wager’, an innovative skill-based fantasy racing platform. PlayUp will also bring 123gaming’s platforms and products into PlayChip’s global gaming ecosystem.

123gaming has a significant base of shareholders ranging from major punters, professional sports personalities and horse traders in the UK. The strategic acquisition will see 123gaming shareholders swap shares for PlayChips, currently being offered via Initial Coin Offering (ICO) at US$0.01 per token on www.playchip.global. The PlayChip is set to list on multiple crypto-exchanges later this year.

Developed in Australia, the PlayChip Utility Token is a crypto-token built on the Ethereum blockchain. Its mission is to become the universal gaming token of choice and is already part of an ecosystem with over 900,000 users. The many benefits of the PlayChip include; instant payouts, security of funds, better odds, bigger prize pools, network incentives and rewards.

The acquisition will allow PlayUp to rapidly expand into the online US market and disseminate its suite of products which include fantasy sports and traditional sports betting as it regulates within each US state. Founder and CEO of 123gaming, Rob Earle will take up a pivotal role at PlayUp and head up their North American operations.

Daniel Simic, PlayUp Limited CEO said “We are extremely pleased to have secured a deal with 123gaming and to leverage their foothold in the US to bring our extensive range of online wagering and gaming products to market. 123gaming have established a strong credibility in the US with strategic partnerships and has a loyal fan base of its proprietary online fantasy horse racing platform that it has been operating for over 12 years for major US racetracks such as Monmouth Park and the Meadowlands,” said Simic.

123racing Fantasy Wager is a popular pool based wagering platform fully integrated with the US tote network and available for tracks and off-track betting customers. This wager allows Fantasy Players (known as Handicappers in horse racing) to pick selections within a set number of live races and accumulate points to compete. Players can track their progress on live national wager leaderboards displayed online and on-screen at tracks and betting terminals. Players simply have to score the most points to win the pool prize.

PlayUp Limited Background:
PlayUp Limited is a technology developer as well as a fully operational Fantasy Sports, Sports Betting and Online Gaming ecosystem. PlayUp Limited operates PlayUp.com, ClassicBet, Draftstars, Betting.Club, TopBetta and MadBookie. PlayUp Limited will deliver the world’s first fully-integrated, blockchain enabled global fantasy sports, online sports betting and gaming ecosystem.

PlayUp Limited currently has more than 900,000 users and is represented by international sporting icons such as cricket legend, Brett Lee, who has amassed a social network of over 4 million sports fans.

PlayUp Limited currently employs 42 fulltime employees with offices in Sydney (HQ), Melbourne, Gold Coast, Darwin, Hong Kong. PlayUp Interactive Pty Ltd, a wholly owned subsidiary of PlayUp Limited, is a licensed gambling operator in Australia.

The PlayChip Utility Token
Developed in Australia, the PlayChip Utility Token is a crypto-token built on the Ethereum blockchain and is set become a universal payment and rewards system for the gaming and wagering industry.

PlayUp.com will be the world’s first platform to integrate the PlayChip and it will form the foundation to facilitate the decentralisation of the wider PlayUp ecosystem and gaming platforms, allowing sports fans to connect, compete and collect, irrespective of their location. Its other brands such as ClassicBet, Draftstars, Betting.Club, TopBetta and MadBookie will also integrate the PlayChip into their current payments and rewards systems.

As announced on 09 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirements. Upon the completion of the merger it is anticipated that the company’s securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX.

About 123gaming:
Established in 2006, 123gaming was the recipient of the eGaming Review Startup Operator of the Year and Skill Gaming Operator of the Year. Based in the UK and USA, the businesses US licenses include North Dakota and Washington State.

- Announcement Ends –

For editorial enquiries for PlayUp please contact
Michael Henderson
DEC PR
Phone +61 413 054 738
m.henderson@decpr.com.au

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com